                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


                                   (MARK ONE)

                   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


       FOR THE TRANSITION PERIOD FROM _______________ TO ________________.


                   COMMISSION FILE NUMBER: 1-12203
                                           -------


                   INGRAM MICRO 401(k) INVESTMENT SAVINGS PLAN
        (Full title of the plan and the address of the plan if different from that of the issuer named below)


                                INGRAM MICRO INC.
                            1600 E. ST. ANDREW PLACE
                               SANTA ANA, CA 92705
           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

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                               INGRAM MICRO 401(K)
                             INVESTMENT SAVINGS PLAN

                       FINANCIAL STATEMENTS AND REPORT OF
                    INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                           DECEMBER 31, 1999 AND 1998

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                   INGRAM MICRO 401(k) INVESTMENT SAVINGS PLAN

                           DECEMBER 31, 1999 AND 1998


                                TABLE OF CONTENTS

                                                                            Page
                                                                           -----
Report of Independent Certified Public Accountants.........................    1

Financial Statements

    Statement of Net Assets Available for Plan Benefits....................    2

    Statement of Changes in Net Assets Available for Plan Benefits.........    3

    Notes to Financial Statements..........................................4 - 8

Supplemental Information *

    Schedule of Assets Held For Investment Purposes at End of Year..........   9

----------
* Supplemental information not listed above is omitted because of the absence of conditions under which it is required.

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               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Participants and Trustees
Ingram Micro 401(k) Investment Savings Plan

We have audited the accompanying statement of net assets available for plan benefits of the Ingram Micro 401(k) Investment Savings Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Ingram Micro 401(k) Investment Savings Plan as of December 31, 1999 and 1998, and the changes in its net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Stephens, Reidinger & Beller LLP
Irvine, California
June 15, 2000


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                   INGRAM MICRO 401(k) INVESTMENT SAVINGS PLAN

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           December 31, 1999 and 1998


                                                  1999                1998
                                              ------------        ------------
Investments                                   $121,884,172        $118,615,241

Plan receivables:
      Company contributions                        149,139             301,520
      Participants contributions                   547,230             480,408
                                              ------------        ------------
           Total plan receivables                  696,369             781,928
                                              ------------        ------------
Net assets available for plan benefits        $122,580,541        $119,397,169
                                              ============        ============

         The accompanying notes are an integral part of this statement.

                   INGRAM MICRO 401(k) INVESTMENT SAVINGS PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                 For the Years Ended December 31, 1999 and 1998

                                                                  1999                   1998
                                                              -------------         -------------
Addition (reduction) to net assets attributed to
  investment income (losses):
    Dividends and interest income                             $   7,290,971         $   3,937,982
    Net (depreciation) appreciation in fair value
      of investments                                            (11,704,709)           15,665,520
                                                              -------------         -------------
                                                                 (4,413,738)           19,603,502
                                                              -------------         -------------
Contributions:
  Company                                                         4,614,019             3,527,192
  Participants                                                   14,477,023            14,605,109
                                                              -------------         -------------
                                                                 19,091,042            18,132,301
                                                              -------------         -------------
            Total additions                                      14,677,304            37,735,803
                                                              -------------         -------------

Deductions from net assets attributed to:
  Benefits paid to participants                                 (11,400,798)           (6,480,407)
  Administrative expenses                                           (93,134)              (70,010)
                                                              -------------         -------------
            Total deductions                                    (11,493,932)           (6,550,417)
                                                              -------------         -------------

  Net increase                                                    3,183,372            31,185,386

Net assets available for plan benefits:
     Beginning of year                                          119,397,169            88,211,783
                                                              -------------         -------------
     End of year                                              $ 122,580,541         $ 119,397,169
                                                              =============         =============

         The accompanying notes are an integral part of this statement.

                   INGRAM MICRO 401(k) INVESTMENT SAVINGS PLAN

                        NOTES TO THE FINANCIAL STATEMENTS

                           December 31, 1999 and 1998


NOTE 1: DESCRIPTION OF THE PLAN

The following description of the Ingram Micro 401(k) Investment Savings Plan (the "Plan") provides only general information. The name of the Plan, previously known as the Ingram Micro Thrift Plan, was changed effective January 1, 1999. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering substantially all of the employees of Ingram Micro Inc. (the "Company") who have completed three months of eligibility service. The Plan is designed to comply with Section 401(a) of the Internal Revenue Code as a defined contribution plan and its incorporated Trust is intended to qualify as a tax-exempt trust under Section 501(a) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan is administered by the Company and advised by the Benefits Administrative Committee appointed by the Company. The assets of the Plan are held and invested by Putnam Fiduciary Trust Company ("Putnam"), acting as trustee, custodian and recordkeeper.

CONTRIBUTIONS

Each employee who actively participates in the Plan may elect to contribute a minimum of 1% and a maximum of 15% of his or her salary to be paid to the Plan trustee. The Company will match from 50% to 100% of participant contributions up to the first 5% of annual salary depending upon the years of service. The Benefits Administrative Committee of the Company can elect, based upon its approval, to change the Company's matching contribution in future years. The Company may also make discretionary contributions under the Plan. The Company did not make any discretionary contributions to the Plan for the years ended December 31, 1999 and 1998. The maximum participant contributions allowed under the Plan was $10,000 for the years ended December 31, 1999 and 1998.

PARTICIPATION ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of a) the Company contribution and, b) plan earnings, and charged with an allocation of certain expenses. Allocations are based on account balances.

                   INGRAM MICRO 401(k) INVESTMENT SAVINGS PLAN

                           December 31, 1999 and 1998

ELIGIBILITY

Employees other than those that are employed under a collective bargaining agreement, leased, expatriate employees covered by a nonqualified plan provided such expatriate employees have no U.S. income source, or employed on a temporary basis are eligible to enter the Plan following the completion of the third month of employment with the Company.

VESTING

Participants are vested immediately in their contributions plus earnings thereon. Vesting in the Company's matching contribution is based on years of service. A year of vesting service is defined as any period in which a participant completes 365 days of service. The following schedule describes the vesting percentages for participants.

                                                   Vested Benefit
              Years of Service                      Percentage
              ----------------                     --------------
           1 year but less than 2                        20%
           2 years but less than 3                       40%
           3 years but less than 4                       60%
           4 years but less than 5                       80%
               5 years or more                          100%

LOANS

Participants may borrow 50% of their vested account balance up to $50,000 at prime plus 1%, which ranged between 8.75% and 10.5% during 1999, with payment of principal and interest made through payroll deductions. A general loan will have a term of 5 years or less and up to 15 years will be allowed for a home loan. The loans are secured by the balance in the participants' account. Participant loans are carried at the unpaid principal, which are estimated to approximate fair value.

PAYMENT OF BENEFITS

Upon termination of service before the normal retirement age of 65, a participant with benefits of over $5,000 may elect to defer distribution until normal retirement age or receive a lump sum payment equal to the vested share of the participant's account.

Upon termination of service at the normal retirement age, benefits are available based on the vested share of the participant's accounts. Benefits can also be accessed in the event of disability or death.

                   INGRAM MICRO 401(k) INVESTMENT SAVINGS PLAN

                           December 31, 1999 and 1998


PAYMENT OF BENEFITS (continued)

Additionally, the Plan allows participants to make early withdrawals for certain financial hardships. The Plan allows in-service withdrawals by participants after they reach age 59 1/2. Participants electing after they reach age 59 1/2 to take in-service withdrawals will be required to pay all applicable taxes on the withdrawals but will not be subject to penalty taxes for early withdrawals.

FORFEITURES

Forfeitures of unvested plan assets are used to reduce Company contributions and/or to pay costs of administering the Plan.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared on the accrual method of accounting. Administrative and other expenses are recorded as incurred. Benefits are reported when paid.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts of assets, liabilities and disclosures. Accordingly, actual results may differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

Plan investments are included in the accompanying financial statements at fair value as determined by quoted market prices. Interest is recorded on the accrual basis and is recorded in the investment value. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

CONTRIBUTIONS

Contributions include all participant elective and employer-matching contributions paid or accrued through year-end.

                   INGRAM MICRO 401(k) INVESTMENT SAVINGS PLAN

                           December 31, 1999 and 1998


AMOUNTS DUE TERMINATED PARTICIPANTS

Amounts due terminated participants, if any, are included in net assets available for plan benefits.

NOTE 3: INVESTMENTS

The following presents investments at December 31, 1999 and 1998 that represents 5% or more of the Plan's net assets.

                                                                       1999                1998
                                                                    -----------        -----------
The Putnam Fund for Growth and Income, 1,607,875 and
  1,440,472 units, respectively                                     $30,147,662        $29,515,216

Putnam New Opportunities Fund, 418,384 and 310,124 units,
  respectively                                                       38,056,188         18,120,534

Putnam S&P 500 Index Fund, 325,136 and 198,364 units,
  respectively                                                       11,360,236          5,738,666

Putnam International Growth Fund, 337,642 and 256,058 units,
  respectively                                                       10,021,210          4,923,998

Ingram Micro Stock Fund, 1,093,195 and 1,333,027 units,
  respectively                                                       14,348,179         46,489,307

Putnam Stable Value Fund, 12,498,501 and 9,823,930 units,
  respectively                                                       12,498,501          9,823,930

During 1999, the Plan's investments in mutual funds (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $11,704,709.

                   INGRAM MICRO 401(k) INVESTMENT SAVINGS PLAN

                           December 31, 1999 and 1998


NOTE 4: PLAN TERMINATION

Although the Company has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 5: TAX STATUS

The trust established under the Plan to hold the Plan's assets is designed to qualify pursuant to Section 501(a) of the Internal Revenue Code, and, accordingly, the trust's net investment income is exempt from income taxes. The Plan has received a favorable determination letter of its tax-exempt status from the Internal Revenue Service by a letter dated November 12, 1998. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

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                            SUPPLEMENTAL INFORMATION

                                                                      SCHEDULE I

                   INGRAM MICRO 401(k) INVESTMENT SAVINGS PLAN


         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

                               December 31, 1999

                                                 Number of
         Description                               Units          Current Value
         -----------                            ----------        -------------
The George Putnam Fund of Boston                    84,736        $  1,379,506
The Putnam Fund for Growth and Income            1,607,875          30,147,662
Putnam New Opportunities Fund                      418,384          38,056,188
Putnam S&P 500 Index Fund                          325,136          11,360,236
Putnam International Growth Fund                   337,642          10,021,210
Ingram Micro Stock Fund                          1,093,195          14,348,179
Putnam Stable Value Fund                        12,498,501          12,498,501
Participant Loans *                                                  4,072,690
                                                                  ------------
                                                                  $121,884,172
                                                                  ============

--------------
* A party-in-interest as defined by ERISA, interest rates ranging from 8.75% - 10.5%, 481 loans outstanding, maturing between July 17, 2000 and December 16, 2014.

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         PURSUANT TO THE REQUIREMENT OF THE SECURITIES EXCHANGE ACT OF 1934, THE
TRUSTEES HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.


                                   INGRAM MICRO 401(k) INVESTMENT SAVINGS PLAN



DATE: June 26, 2000                By:   /s/ Matthew Sauer
                                         ---------------------------------------
                                   NAME: Matthew Sauer, Member of the Ingram
                                         Micro Benefits Administrative Committee

                                 EXHIBIT INDEX


           EXHIBIT
           NUMBER                 DESCRIPTION
           -------                -----------
            23.1       Consent of Independent Accountants